NORWEST BANKS                                 Norwest Bank Minnesota, N.A.
                                              Norwest Center
                                              Sixth and Marquette
                                              Minneapolis, Minnesota  55479-0001

                                         August 5, 1997

R. Harold Owens
President and Chief Operating Officer
World Acceptance Corporation
P.O. Box 6429
Greenville, SC  29806

Robert W. Schleizer
President
Zearl T. Young, Incorporated
400 North St. Paul, Suite 950
Dallas, Texas  75291

      RE:  Sale of Accounts Receivable

Gentlemen:

     As you are aware, Norwest Bank Minnesota, National Association ("Norwest") has a valid, perfected, first priority lien on, among other things, all accounts receivable and other rights to payment of Zearl T. Young, Incorporated (the "Company") pursuant to a Loan and Security Agreement dated October 28, 1994, as amended from time to time.

     Norwest has been informed that the Company would like to sell, and World Acceptance Corporation (the "Purchaser") would like to buy, certain of the Company's accounts receivable (the "Accounts"), all as more fully set forth in a purchase agreement being executed between them. Norwest is willing to release its lien on the Accounts on the terms and conditions set forth below.

     The Purchaser shall pay an amount equal to $1,760,698.29 (the "Purchase Price") equal to 48.5% of the face value of the Accounts on the Company's books at the close of business Monday, August 4, 1997 (the "Closing Date"). All collections of Accounts received on and prior to the Closing Date shall be wired promptly in full directly to Norwest and shall remain subject to Norwest's lien. All collections of Accounts received after the Closing Date and payment of the Purchase Price shall be remitted promptly to the Purchaser and shall no longer be subjectto Norwest's lien. The Purchase Price shall be wired by the Purchaser directly to Norwest and applied in reduction of the Company's obligations to Norwest The wiring instructions to Norwest are as follows:

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          Norwest Bank Minnesota, National Association
          ABA No. 091000019
          Commercial Loan Clearing Account No. 840165
          Attention:  Alma McKenzie 612/673-8680
          Reference:  Zearl T. Young

     We understand and agree that $50,000 of the Purchase Price may be reserved by the Purchaser in a segregated account (the "Reserve Fund") for up to one year solely for the purpose of paying any valid credit insurance premium refund claims of account debtors whose accounts are sold to the Purchaser by the Company where such credit insurance is actually in force on the closing date and the premium has been fully paid; provided, however, that no refund claim shall be paid from the Reserve fund in the event the account debtor renews, extends or otherwise modifies an existing payment obligation and obtains additional or replacement credit insurance to which the refund amount should be credited against the new or additional premium.

     Purchaser may not withdraw any funds from the Reserve Account without first giving notice to Norwest of the intent to make such withdrawal, together with evidence of the account debtor's right to receive a credit insurance premium refund, and receiving written authorization for such withdrawal from Norwest. On or before the first anniversary of the closing date of the sale of the Company's accounts to the Purchaser, the Purchaser shall remit to Norwest the sum of $50,000 or such balance as remains in the Reserve Fund after withdrawals approved by Norwest.

                                       Very truly yours,

                                       NORWEST BANK MINNESOTA,
                                       NATIONAL ASSOCIATION

                                       By  /s/
                                           ------------------------
                                       Its Assistant Vice President
                                           ------------------------
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